[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

April 16, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re: Arlo Technologies, Inc. Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Arlo Technologies, Inc. (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”) pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), for nonpublic review by the Staff of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement. The Registration Statement relates to the Company’s proposed offering of shares of its common stock. The Company qualifies as an “emerging growth company” within the meaning of Section 6(e) of the Securities Act.

If you have any questions regarding this filing, please contact the undersigned at (212) 403-1327 or Ronald C. Chen at (212) 403-1117, each of this office, as counsel to the Company.

Very truly yours,

/s/ David C. Karp

cc:	Andrew W. Kim (NETGEAR, Inc.)

Ronald C. Chen